June 12, 2014

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel and Mining
United States Securities and Exchange Commission
Washington, D.C. 20549-7010

Dear Ms. Jenkins,

Re:	Almaden Minerals Ltd.
File No. 001-32702

We acknowledge the receipt of the Staff Comment Letter dated June 2, 2014 in regards to the Company’s Form 20-F Annual Report for the year ended December 31, 2013 and the Company’s Form 6-K dated April 16, 2014.  We are currently preparing our response to the Staff’s comments with the assistance of our professional advisors; however, due to a scheduling conflict involving our auditors, we respectfully request that the response deadline be extended from June 16, 2014 to June 30, 2014.

On June 11, 2014, I spoke to Mr. Steve Lo of your staff and he confirmed that the June 30, 2014 extension deadline is satisfactory.

Sincerely,
Almaden Minerals Ltd.

/s/Korm Trieu

Korm Trieu
Chief Financial Officer